Blaize Holdings, Inc.

4659 Golden Foothill Parkway, Suite 206

El Dorado Hills, California 95762

February 11, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blaize Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 10, 2025

Registration No. 333-284365

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Blaize Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on February 13, 2025, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. Please contact Ryan J. Lynch of Latham & Watkins LLP, counsel to the Company, at (713) 546-7404, or in his absence, Brian C. Patterson of Latham & Watkins LLP at (415) 395-8848, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

* *  * *

Sincerely,

Blaize Holdings, Inc.

By:	/s/ Harminder Sehmi
Harminder Sehmi
Chief Financial Officer

cc:	Dinakar Munagala, Blaize Holdings, Inc.

Ryan J. Lynch, Latham & Watkins LLP

Brian C. Patterson, Latham & Watkins LLP